SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2004

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press release

FINAL DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to recommend to the General Meeting of Shareholders, to be held on April 23, 2004, a final dividend of €1.02, making a total dividend for the year 2003 of €1.76 per ordinary share. This represents an increase of 2.3% over the 2002 total dividend.

Total dividend is made up as follows (US dollar amounts are rounded to the nearest cent):

Per €0.56 ordinary share:	Interim (€)	Final (€)	Total (€)

2003	0.74	1.02	1.76
2002	0.72	1.00	1.72
US$ per €0.56 ordinary share:	Interim (US$)	Final (US$)	Total (US$)

2003	0.85	*	*
2002	0.70	1.10	1.80

* The amount in dollars to be paid to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on April 28, 2004. Subject to the approval of the General Meeting of Shareholders, the final dividend (after deduction of Netherlands withholding tax at the appropriate rate) will be paid on May 12, 2004, to the holders of record of shares of New York Registry at the close of business on April 28, 2004. The shares become ex-dividend in New York on April 26, 2004.

Taxation

The applicable rate of Netherlands withholding tax is 25%.

The Double Taxation Convention between the Netherlands and the United States of America provides for the payment of dividends to qualifying United States residents at a reduced withholding tax rate of 15%. Under the provisions of this Convention the withholding tax rate for qualifying organisations administering or providing pension or other employee benefits may be reduced to 0%. Certain other tax-exempt organisations, e.g. charities, may reclaim the 25% tax withheld provided certain conditions are met.

The Hague, February 5, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 5 February 2004

President/Managing Director	General Attorney

(J. van der Veer)	(M.C.M. Brandjes)